NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS AWARDED
FIVE-YEAR CONTRACT BY SUNCOR

Acheson, Canada (February 20, 2007) - North American Energy Partners Inc. (TSX: NOA) (NYSE: NOA) announced today that it has been awarded a five-year multiple use contract from Suncor Energy (TSX: SU) (NYSE: SU).

This contract includes construction services related to earthwork, piling and underground utilities installation under a master services agreement. Constructability work, which is already being performed for Suncor’s Voyageur project, is in addition to this five-year contract.

“This agreement marks another stepping stone in our 33-year relationship with Suncor,” affirmed President and CEO Rod Ruston. “We strive to be the service provider of choice in the oil sands and I am elated that we have been extended this opportunity.”

The Millennium Naphtha Unit (MNU) project is the first work awarded under this five-year agreement. Equipment for the MNU project is currently being mobilized and site preparation work has already commenced.

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North American Energy Partners Inc. (TSX: NOA) (NYSE: NOA) is one of the largest providers of mining and site preparation, piling and pipeline installation services in western Canada. For more than 50 years, we have provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands.  We maintain one of the largest independently owned equipment fleets in the region.

For further information, please contact:	Kevin Rowand
Investor Relations, Manager
North American Energy Partners Inc.
Phone: (780) 960-4531
Fax: (780) 960-7103
Email: krowand@nacg.ca